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                                  EXHIBIT 4(B)


                        GREAT LAKES CHEMICAL CORPORATION
                 SUMMARY DESCRIPTION OF STOCKHOLDER RIGHTS PLAN




  On September 7, 1989, the Board of Directors declared a dividend in the form of a Right for each outstanding share of Common Stock of the Company. The Rights were distributed on September 22, 1989, to shareholders of record of the same date. Each Right entitles the registered holder to purchase from the Company one Unit, consisting of one-tenth share of Common Stock and one Note in the principal amount equal to nine-tenths of the current market price of the Common Stock on the date of exercise, at an exercise price of $370 per Right.

  The Rights are evidenced by Common Stock certificates (and not by separate "Rights Certificates") until the tenth day following the earlier of (i) the date of public disclosure that a person has acquired, or obtained the right to acquire, 15% or more of the outstanding Common Stock (the "Stock Acquisition Date") and (ii) the commencement of a tender offer if, upon consummation of the offer, such person could acquire beneficial ownership of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of the Common Stock as of the close of business on the Distribution Date.

  If a person acquires beneficial ownership of 15% or more of the Common Stock and the Company does not thereafter redeem the Rights within the ten day period following the "Stock Acquisition Date", then the Rights will "flip-in" and entitle each holder of a Right to purchase that number of shares of Common Stock having a market value of two times such Purchase Price.

  In the event that the Company is acquired in a merger or other business combination in which the Common Stock does not remain outstanding, the Rights will "flip-over" and entitle each holder of a Right to purchase that number of shares of Common Stock of the acquiring company which would have a market value of two times such Purchase Price.

  At any time prior to ten days following the Stock Acquisition Date, the Company may redeem the Rights at a price of $.01 per Right.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder or noteholder of the Company, including the right to vote or to receive dividends or payments of principal or interest.

  At any time prior to ten days following the Stock Acquisition Date, the Company may, without the approval of any holder of the Rights, amend any provision of the Rights Agreement.

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EXHIBIT 4(B)

SUMMARY DESCRIPTION
OF STOCKHOLDER RIGHTS PLAN
PAGE 2....................



Thereafter, the Rights Agreement may be amended only to cure ambiguities that do not adversely affect the Rights holders. The Rights Agreement may not be amended to change the Purchase Price, the number of shares of Common Stock, other securities, cash or other property obtainable upon exercise of a Right, the redemption price, or the Expiration Date.

  The Rights have certain anti-takeover effects which may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors prior to the time a person or group has acquired beneficial ownership of 15% or more of the Common Stock, because until such time the Rights may be redeemed by the Company.

  As a result of the two-for-one stock dividend to holders of record on October 6, 1989, the Purchase Price for the Right will be adjusted to $185 and the price at which the Rights may be redeemed will be adjusted to $.005 per Right.





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